FOR IMMEDIATE RELEASE               Contact: Guy T. Marcus
May 15, 2001                                 Vice President-Investor Relations
                                             214/978-2691


                     HALLIBURTON 2001 SHAREHOLDERS' MEETING
                          AND SECOND QUARTER DIVIDEND

     DALLAS, Texas - At Halliburton Company's (NYSE:HAL) annual meeting of shareholders in Dallas today, the shareholders elected all 13 nominees to the board of directors, ratified the appointment of Arthur Andersen LLP to audit the company's financial statements for the year 2001, and voted against three shareholder proposals.
     Halliburton's board now includes three new directors - Kenneth T. Derr, Aylwin B. Lewis and Debra L. Reed. Derr, 64, is the retired chairman of the board of Chevron Corporation; Lewis, 46, is chief operating officer of TRICON Global Restaurants, Inc.; and Reed, 45, is president of San Diego Gas & Electric Company.
     Shareholders also re-elected Lord Clitheroe, Robert L. Crandall, Charles J. DiBona, Lawrence S. Eagleburger, W. R. Howell, Ray L. Hunt, David J. Lesar, J. Landis Martin, Jay Precourt and C. J. Silas.
     At the board of directors' meeting following the shareholders' meeting, the board declared a second quarter dividend of 12.5 cents per share on the company's common stock payable June 27, 2001 to shareholders of record at the close of business on June 6, 2001.
     Halliburton Company, founded in 1919, is the world's largest provider of products and services to the petroleum and energy industries. The company serves its customers with a broad range of products and services through its Energy Services Group and Engineering and Construction Group business segments. The company's World Wide Web site can be accessed at www.halliburton.com.

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